SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF  FOREIGN  PRIVATE  ISSUER  PURSUANT  TO RULE 13a-16  OR
15d-16  UNDER THE  SECURITIES  EXCHANGE  ACT  OF  1934

For the month of December 2023

Commission File Number: 0-30862

CERAGON NETWORKS LTD. (Translation of registrant’s name into English)
3 Uri Ariav st., Rosh Ha’Ayin, Israel, 4810002 (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERAGON NETWORKS LTD.
Date: December 4, 2023	By: /s/ Ronen Stein
Name: Ronen Stein Title: Chief Financial Officer

The Company announces that a request for arbitration against the Company and its subsidiary was submitted by a South American customer to an arbitration tribunal in that jurisdiction. This is the same customer of which the Company recorded a $12.3M credit loss provision in Q4 of 2022. The Company view this action as yet another attempt by this customer in a continuous effort to escape from preforming its obligations.

In its request the customer stated that its claims amount to US$ 10.8M, which is less than its outstanding debts to the Company.

The Company emphasizes that it continues to take vigorous measures towards collecting the debt.

On December 1, 2023 the arbitration tribunal resolved that the Company and its subsidiary shall be a party to that arbitration request.

At this preliminary stage, no formal arbitration claim has been submitted by the claimant, and an arbitrator has not been officially appointed.

Based on legal advice, the Company is currently unable to fully estimate the chances of success of the procedure but believes that its arguments are well-founded.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding the benefits of the transaction as well as statements regarding the companies’ products, prospects and results following the transaction. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” and similar expressions, or the negative of such terms, or other comparable terminology (although not all forward-looking statements contain these identifying words that are intended to identify forward-looking statements).

Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of both  Ceragon and Siklu to be materially different from any future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the risk that the anticipated benefits of the transaction may not be realized on the contemplated timeframe or at all, which may adversely affect the companies’ businesses and the price of Ceragon’s traded securities;; delays, disruptions or increased costs in the integration of Siklu’s business with Ceragon; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; attempts to retain key personnel, customers, and vendors may not succeed; risks related to diverting management’s attention from Ceragon’s ongoing business operations; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Ceragon’s traded securities; the effect of the evolving nature of the continuing war in Gaza between Israel and the Hamas; the impact of general economic conditions on the on Ceragon’s and Siklu’s business; ongoing or potential litigations or disputes, incidental to the conduct of Siklu’s ongoing business, with customers, suppliers, landlords, or other third parties; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; potential negative changes in general economic conditions in the regions or the industries in which Ceragon and Siklu operate; and such other risks, uncertainties and other factors that could affect our results of operation, as further detailed in Ceragon’s most recent Annual Report on Form 20-F, as published on May 1, 2023, and in Ceragon’s other filings with the Securities and Exchange Commission  (“SEC”) as well as other documents that may be subsequently filed by Ceragon from time to time with the SEC.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

Ceragon’s public filings are available on the SEC’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.